SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WCI Communities, Inc.

Full Name of Registrant

Former Name if Applicable

24301 Walden Center Drive

Address of Principal Executive Office (Street and Number)

Bonita Springs, Florida 34134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On August 4, 2008, WCI Communities, Inc. (the “Company”) and 126 of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy code (“Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The reorganization cases are being jointly administered under Case No. 08-11643. The Debtors are managing their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and pursuant to the provisions of the Bankruptcy Code.

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 could not be filed within the prescribed time period, as the closing of the books and the process of preparing the Company’s financial statements for the period ended September 30, 2008 is taking longer than expected due to manpower constraints following the resignation of the Company’s Chief Financial Officer, the focus of the Company’s resources on the preparation of documents and schedules for submittal to the Bankruptcy Court related to the Company’s bankruptcy proceedings, and the length of time needed to complete detailed, updated impairment analyses for the Company’s real estate inventories. The Company intends to file its Form 10-Q as soon as practicable after completion of its financial reporting process for that quarter and in any event will seek to do so no later than January 28, 2009 in accordance with the terms of the Company’s $150 million Debtor-in-Possession Credit Agreement dated as of September 24, 2008.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Perry	(239)	498-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting total revenues of between approximately $90 million and $100 million for the three months ended September 30, 2008, as compared to total revenues of $166.0 million and net loss of $69.7 million for the three months ended September 30, 2007. At this time, the Company is unable to provide an estimate of its net loss for the three months ended September 30, 2008, but it anticipates that it will exceed the net loss of $69.7 million reported for the three months ended September 30, 2007. The decrease in revenues is a result of the continuing decrease in demand for homes, which has resulted in a decline in home closings, lower sales prices achieved on home closings, a decline in new home orders and the Company completing all towers under construction during the three month period. The Company’s anticipated increase in net loss is due to between approximately $8 million to $11 million of bankruptcy related legal, consultant and other restructuring related expenses and the recognition of real estate impairment losses. The Company has not completed its updated analyses related to real estate impairments; therefore, it is unable to provide an estimate of its full results of operations.

Cautionary Information Regarding Forward-Looking Statements

This Form 12b–25 includes “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the forward-looking terminology “intends,” “seeks,” “expects,” “anticipates” and other terms of similar meaning.

The Company’s anticipated results could change materially as a result of the completion of its impairment analysis. The Company’s anticipated results are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in the Company’s reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). The Company believes that all forward-looking statements are based upon reasonable assumptions when made; however, the Company cautions that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and the Company undertakes no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WCI Communities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2008	By:	/s/ Scott Perry
Scott Perry
Chief Accounting Officer